A2Z Smart Technologies To Implement A 3 to 1 Share Consolidation To Meet NASDAQ Initial Listing Requirements

TEL AVIV, ISRAEL / August 12, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQB: AAZZF), an innovative technology company specializing in state-of-the-art automation and electronics technology including the Cust2Mate smart shopping cart platform, will be consolidating all of the issued and outstanding common shares of the Company ("**Common Shares**") on the basis of one (1) post consolidation Common Share for each three (3) pre consolidation Common Shares (the "**Consolidation**").

The Corporation's board of directors set August 19, 2021 as the effective date of the Consolidation. Trading of the Common Shares on a post-Consolidation basis on the TSX Venture Exchange (the "**TSXV**") will commence on or about Thursday, August 19, 2021. The Company's name and trading symbol will remain unchanged.

The 71,308,707 Common Shares currently issued and outstanding will be reduced to approximately 23,769,569 Common Shares on a post-Consolidation basis. No fractional shares will be issued. Any fractional interest in Common Shares will be rounded up to the nearest whole Common Share.

Letter of transmittals will be mailed to registered Shareholders and registered Shareholders will be required to deposit their share certificate(s), together with the duly completed letter of transmittal, with Computershare Investor Services Inc., the Company's registrar and transfer agent. Non-registered Shareholders holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered Shareholders. If Shareholders hold their Common Shares through intermediaries and have questions in this regard, they are encouraged to contact their intermediaries.

Outstanding stock options and share purchase warrants will also be adjusted by the Consolidation ratio and the respective exercise prices of outstanding options and share purchase warrants will be adjusted accordingly.

Bentsur Joseph, CEO of A2Z Smart Technologies Corp., commented, "We are very pleased with the progress we are making rolling out our Cust2Mate Smart Cart Platform around the globe. This reverse split supports our application for listing on the NASDAQ, which we think is an important next step for our business and capital markets development."

The Consolidation is intended to increase the quoted market per share price of the Company's Common Shares, in order to meet NASDAQ's initial listing requirement that the Company's Common Shares trade at US$4.00 or higher as of the listing date. Prior to its Common Shares trading on NASDAQ, the Company's listing application must be approved. There is no guarantee that the Company's application will be approved.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com

A2Z Smart Technologies Corp.

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com